





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2016 (MM/DD/YY) AND ENDING January 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney And Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City	Missouri	64108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George J. McLiney, Jr. — 816-221-4042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George J. McLiney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company, as of January 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI ORTON
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: April 28, 2019
Commission Number: 15434135

[signature]
Signature

Chairman Emeritus
Title

[signature]
Notary Public , Heidi Orton

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLiney and Company

Financial Statements

January 31, 2017

McLiney and Company

Financial Statements

January 31, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of McLiney and Company

We have audited the accompanying statement of financial condition of McLiney and Company (the "Company") as of January 31, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

Kansas City, Missouri

March 16, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney and Company
Statement of Financial Condition
Janaury 31, 2017

Assets

Current assets:

Cash and cash equivalents	$	1,517,294
Cash, segregated account		5,000
Inventory - municipal bonds		215,419
Temporary cash investment		100,428
Other receivables		75,000
Prepaid expense		2,998
Total current assets		1,916,139
Furniture and equipment, net of accumulated depreciation of $105,061		16,430
Total Assets	$	1,932,569

Liabilities

Current liabilities:

Accounts payable	$	172,868
Note payable - related party		52,000
Accrued income tax payable		8,060
Accrued liabilities - payroll taxes and withholdings		25,046
Total current liabilities		257,974

Shareholders' equity:

Common stock-

Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding	100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding	5,090
Additional paid-in capital	10,180
Retained earnings	1,742,203
	1,857,473
Less treasury stock at cost (14,224 A shares and 3,916 B shares)	(182,878)
Total shareholders' equity	1,674,595

Total Liabilities and Shareholers' Equity	$	1,932,569

See notes to financial statements.

(4)

McLiney and Company
Statement Of Income
For the Year Ended January 31, 2017

Underwriting, trading and fee income	$	3,844,579
Operating expenses		3,736,506
Income from operations		108,073
Other operating income (expense):		
Interest income		5,105
Interest expense		(5,455)
		(350)
Income before income tax provision		107,723
Provision for income taxes		23,013
Net income	$	84,710

See notes to financial statements.

McLiney and Company
Statement Of Shareholders' Equity
For the Year Ended January 31, 2017

	Balance 01/31/16	Net Income	Balance 01/31/17
Common stock	$ 105,090	$ -	$ 105,090
Paid-in capital	10,180	-	10,180
Retained earnings	1,657,493	84,710	1,742,203
Treasury stock	(182,878)	-	(182,878)
Total equity	$ 1,589,885	$ 84,710	$ 1,674,595

See notes to financial statements.

McLiney and Company
Statement Of Cash Flows
For the Year Ended January 31, 2017

Operating activities:		
Net income	$	84,710
Adjustments to reconcile net income to cash		
flows used in operating activities:		
Depreciation		2,672
Change in assets and liabilities-		
Inventory		(186,919)
Temporary cash investment		(10)
Other receivable		(75,000)
Prepaid expense and other		4,398
Accounts payable		84,395
Accrued income taxes		22,910
Accrued liabilities		8,587
Cash used in operating activities		(54,257)
Investing activities:		
Purchase of fixed assets		(1,356)
Cash used in investing activities		(1,356)
Financing activities:		
Borrowings on line of credit		1,825,000
Payments on line of credit		(1,825,000)
Cash provided by financing activities		-
Decrease in cash		(55,613)
Cash, beginning of year		1,577,907
Cash, end of year	$	1,522,294
Supplemental cash flow information:		
Interest paid	$	5,455
Income taxes paid	$	103

See notes to financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Nature of Operations:
   The Company is a broker-dealer, principally in securities of municipalities, with customers throughout the United States. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC).

   Use of Estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

   Property, Furniture and Equipment:
   Property, furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line using estimated useful lives of five to thirty-nine years. Depreciation expense was $2,672 for the year ended January 31, 2017.

   Long-lived Assets:
   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2017, there had been no impairment in the carrying value of long-lived assets.

   Cash and Cash Equivalents:
   The Company's cash and cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution. From time to time, the Company will have cash in excess of the FDIC's $250,000 limit. As of January 31, 2017, the Company has $1,116,522 in excess of the FDIC limit.

Revenue Recognition:

Underwriting - The Company recognizes revenue on its underwriting of municipal bond securities on a trade date basis.

Investment Banking – Investment banking revenues, which include placement and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Expenses related to investment banking deals not completed are recognized as operating expenses on the statement of income.

Proprietary Trading – Proprietary trading revenues include realized and unrealized gains on firm investments in exchange traded funds. Realized gains and losses are recognized on a trade date basis. Firm investments are reflected at current market values with unrealized gains and losses included in income.

Interest Income and Expense – The Company recognizes contractual interest on its municipal bond inventory on an accrual basis as a component of interest income. The Company accounts for interest related to its line of credit on an accrual basis with related interest recorded as interest expense.

Advertising Expense:

Advertising expense was $17,360 for the year ended January 31, 2017.

Income Taxes:

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of municipal bond interest income for financial reporting purposes that is not taxable for tax purposes during the year ended January 31, 2017. The provision for income tax expense was $23,013 for the year ended January 31, 2017.

As of January 31, 2017, the Company has no material deferred tax assets or liabilities. Fiscal years ended in 2014 and after remain subject to examination by major tax jurisdictions.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of January 31, 2017, the Company has not made any accruals for uncertain tax provisions.

2. **Inventory – Municipal Bonds**
As of January 31, 2017, Inventory consisted of municipal government obligations of $215,419.

3. **Note Payable**
The Company has a $2,500,000 line of credit with a bank secured by municipal bond inventory and the personal guarantee of the shareholders. Interest is payable monthly at the prime rate with a floor of 5%. The Company also has an over-line for an additional $2,500,000 with the same terms. Both lines mature in November of 2017. On January 31, 2017 the prime rate was 3.75% and was 3.50% to 3.75% during the year then ended.

4. **Note Payable-Related Party**
On January 1, 2007 the company executed a note payable with a related party in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2017 there is $52,000 payable on this note.

Total interest expense was $5,455 for the year ended January 31, 2017.

5. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2017, the Company had an aggregate indebtedness to net capital ratio of 0.16 to 1 and net capital of $1,565,613.

6. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed for the year ended January 31, 2017 was $56,763.

7. **Commitments, Contingencies, and Guarantees**
The Company rents office space under a lease ending on April 30, 2019. Rent expense for the year ended January 31, 2017 totaled $18,900. Minimum future lease payments are: $13,950 for the year ended January 31, 2017; $18,900 for the year ended January 31, 2018; and, $4,725 for the year ended January 31, 2020. Total minimum future lease payments are $37,575.

8. **Computation of determination of reserve requirements (Rule 15c3-3)**
A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i).

9. **Information relating to possession or control requirements (Rule 15c3-3)**
Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

10. **Fair Value Measurements**
ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company had no level 3 assets at any time during the year ended January 31, 2017.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of January 31, 2017:

	Level 1	Level 2	Level 3	Fair Value
Inventory-municipal bonds	$ -	$ 215,419	$ -	$ 215,419

The carrying value of the Company's cash and cash equivalents, temporary cash investments, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

The fair values of the Company's municipal bond inventory are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgement. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

11. **Subsequent events**
The Company has evaluated all subsequent events through March 16, 2017, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

McLiney and Company

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2017

Net Capital:

Total shareholders' equity	$	1,674,595
Ownership equity not allowable for net capital:		
Office furniture and equipment, net		(16,430)
Other receivables		(75,000)
Prepaid expenses		(2,998)
Net capital before haircuts on investments		1,580,167
Haircuts on investments		(14,554)
Net capital	$	1,565,613
Aggregate indebtedness	$	257,974
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,465,613
Ratio : aggregate indebtedness to net capital		0.1648

A reconciliation of the Company's computation of Net Capital is not necessary because there were no material differences between audited Net Capital and Net Capital reported in the Part II A FOCUS report.

McLiney and Company
Schedule II - Computation of Determination of Reserve Requirements and
  Information Relating to Possession or Control Requirements Under Rule
  15c3-3 of the Securities and Exchange Commission
January 31, 2017

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

Report of Independent Registered Public Accounting Firm on Management's Exemption Report



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of McLiney and Company

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) McLiney and Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) McLiney and Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 16, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Management's Exemption Report

McLINEY AND COMPANY

Investment Banking
Municipal Bonds

2800 MCGEE TRAFFICWAY
KANSAS CITY, MISSOURI 64108

(816) 221-4042
(800) 432-4042
FAX (816) 221-4048

McLiney And Company Exemption Report

McLiney And Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

McLiney And Company
George J. McLiney, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman Emeritus

March 8, 2017

McLiney And Company

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended January 31, 2017

.



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of

McLiney and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2017, which were agreed to by McLiney and Company (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended January 31, 2017 with the amounts reported in Form SIPC-7 for the year ended January 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC

Kansas City, Missouri

March 16, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 01/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-18486 FINRA JAN 12/01/1976
MCLINEY & COMPANY
2800 MCGEE TRAFFIC WAY
KANSAS CITY, MO 64108-3121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATRICK M. KELLER 816-926-0900

2. A. General Assessment (item 2e from page 2) $ 7,582

B. Less payment made with SIPC-6 filed (exclude interest) (3,678)

08/17/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,904

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,904

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 3,904

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McLINEY & COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 13th day of FEBRUARY , 20 17 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **02/01/2016** and ending **01/31/2017**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __**3,850,284**__

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. __0__

   (2) Net loss from principal transactions in securities in trading accounts. __0__

   (3) Net loss from principal transactions in commodities in trading accounts. __0__

   (4) Interest and dividend expense deducted in determining item 2a. __0__

   (5) Net loss from management of or participation in the underwriting or distribution of securities. __0__

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. __0__

   (7) Net loss from securities in investment accounts. __0__

   Total additions __0__

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __0__

   (2) Revenues from commodity transactions. __0__

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __0__

   (4) Reimbursements for postage in connection with proxy solicitation. __0__

   (5) Net gain from securities in investment accounts. __0__

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __0__

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __811,770__

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __603__

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __5,105__

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __0__

   Enter the greater of line (i) or (ii) __5,105__

   Total deductions __817,478__

2d. SIPC Net Operating Revenues $ __3,032,806__

2e. General Assessment @ .0025 $ __7,582__

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